Exhibit 99.3

Supplementary Note
Item 18
Reconciliation to United States Generally Accepted Accounting Principles
December 31, 2009 and 2008

(Expressed in U.S. dollars)

(Unaudited)

Loncor Resources Inc.
Supplementary Note
Item 18 Reconciliation to
United States Generally Accepted Accounting Principles
(Expressed in U.S. dollars)
(unaudited)
Years ended December 31, 2009 and 2008

Loncor Resources Inc. (“the Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission.  The Company has prepared a reconciliation of the significant measurement differences as well as significant disclosure differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) in accordance with Item 18 of Form 20-F.  The differences between Canadian GAAP and U.S. GAAP are as follows:

Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from U.S. GAAP except for the following:

(a)	Mineral Properties

U.S. GAAP requires that deferred exploration expenditures pertaining to mineral properties with no proven reserves be reflected as an expense in the period incurred.

(b)	Recently issued United States Accounting Standards

On May 28, 2009, the Financial Accounting Standards Board (“FASB”) issued FAS 165 (ASC 855), Subsequent Events (“FAS 165 (ASC 855)”).  FAS 165 (ASC 855) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  An entity must recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including estimates inherent in the process of preparing financial statements.  However, an entity shall not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before the financial statements are issued or are available to be issued.  This statement is effective for annual and interim periods ending after June 15, 2009.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

On April 9, 2009, the FASB issued FASB Staff Position FAS 107-1 (ASC 825-10-50), Interim Disclosures about Fair Value of Financial Instruments (“FSP 107-1 (ASC 825-10)”).  FSP 107-1 (ASC 825-10-50) amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  FSP 107-1 (ASC 825-10-50) also amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require those disclosures summarized financial information at interim reporting periods.  FSP 107-1 (ASC 825-10-50) is for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  An entity may have to early adopt FSP 107-1 (ASC 825-10-50) if certain requirements are met.  FSP 107-1 (ASC 825-10-50) does not require disclosures for earlier periods presented for comparative purposes at initial adoption.  In periods after initial adoption, FSP 107-1 (ASC 825-10-50) requires comparative disclosures only for periods ending after initial adoption.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Loncor Resources Inc.
Supplementary Note
Item 18 Reconciliation to
United States Generally Accepted Accounting Principles
(Expressed in U.S. dollars)
(unaudited)
Years ended December 31, 2009 and 2008

In May 2008, the FASB issued SFAS No. 162, “The hierarchy of Generally Accepted Accounting Principles”.  This statement identifies the sources of accounting principles and the framework selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP.  This statement was effective 60 days following the SEC’s approval of the PCAOB amendment to AU section 411 “the meaning of Present Fairly in Conformity with GAAP”, which occurred in September 2008.  The adoption of SFAS No. 162 did not have a material impact on the Company’s financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment to Statement No. 133”.  This statement changes the disclosure requirements for derivatives and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivatives instruments and related hedge items are accounted for under Statement 133 and its related interpretations, and (c) how derivatives instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged.  This statement encourages but does not require comparative disclosures for earlier periods at initial adoption.  The adoption of SFAS 161 did not have a material impact on the Company’s financial conditions or its results of operations.

Loncor Resources Inc.
Supplementary Note
Item 18 Reconciliation to
United States Generally Accepted Accounting Principles
(Expressed in U.S. dollars)
(unaudited)
Years ended December 31, 2009 and 2008

(c)	The impact of the foregoing on the financial statements is as follows:

Consolidated Statements of Operations and Other Comprehensive Loss

For the years ended December 31	2009	2008

Net loss for the year per Canadian GAAP	$(1,010,891)	$(371,122)

Mineral Properties (Note a)	(996,459)	(3,957,943)
Loss per U.S. GAAP	(2,007,350)	(4,329,065)
Total comprehensive loss per U.S. GAAP	$(2,007,350)	$(4,329,065)
Loss per share (basic and diluted)	$(0.07)	$(0.18)

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008

Total assets per Canadian GAAP	$6,619,681	$5,648,984
Mineral Properties (Note a)	(4,954,402)	(3,957,943)

Total assets per U.S. GAAP	$1,665,279	$1,691,041

Total liabilities per Canadian GAAP	$3,429,420	$3,788,350
Total liabilities per U.S. GAAP	$3,429,420	$3,788,350

Shareholders’ equity per Canadian GAAP	$3,190,261	$1,860,634
Mineral Properties (Note a)	(4,954,402)	(3,957,943)

Total shareholders’ equity per U.S. GAAP	$(1,764,141)	$(2,097,309)

Total liabilities and shareholders’ equity per U.S. GAAP	$1,665,279	$1,691,041

Loncor Resources Inc.
Supplementary Note
Item 18 Reconciliation to
United States Generally Accepted Accounting Principles
(Expressed in U.S. dollars)
(unaudited)
Years ended December 31, 2009 and 2008

Generally Accepted Accounting Principles in Canada and the United States (continued)

Consolidated Statements of Cash Flows

For the year ended December 31,	2009	2008

Cash flow provided by (used in)

Operating activities per Canadian GAAP	$(1,000,765)	$(11,750)
Mineral Properties (Note a)	(953,349)	(22,177)

Operating activities per U.S. GAAP	(1,954,114)	(33,927)

Investing activities per Canadian GAAP	(933,130)	(127,740)
Mineral Properties (Note a)	953,349	22,177

Investing activities per U.S. GAAP	20,219	(105,563)

Financing activities per Canadian & U.S. GAAP	1,863,616	16,174

Net increase (decrease) in cash during the year	(70,279)	(123,316)

Cash, beginning of year	1,606,445	1,729,761

Cash, end of year	$1,536,166	$1,606,445

Consolidated Statements of Shareholders’ Equity

	Number of Shares	Share Capital	Contributed Surplus	Deficit

December 31, 2006	20,153,247	$17,301,086	$275,200	$(16,174,339)
Net loss for the year	-	-	-	(186,191)

December 31, 2007	20,153,247	$17,301,086	$275,200	$(16,360,530)
Issued share capital	7,600,000	1,016,000	-	-
Net loss for the year	-	-	-	(4,329,065)

December 31, 2008	27,753,247	$18,317,086	$275,200	$(20,689,595)
Issued share capital	3,000,000	2,061,000	-	-
Financing costs	-	(36,840)	-	-
Issuance of stock options	-	-	316,358	-
Net loss for the year	-	-	-	(2,007,350)
December 31, 2009	30,753,247	$20,341,246	$591,558	$(22,696,945)

Loncor Resources Inc.
Supplementary Note
Item 18 Reconciliation to
United States Generally Accepted Accounting Principles
(Expressed in U.S. dollars)
(unaudited)
Years ended December 31, 2009 and 2008

(d)	Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.  As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since commencement of exploration activities are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP
For the period from commencement of exploration activities to December 31, 2009

Exploration expenses	$(3,582,364)
General and administrative expenses	(1,687,530)
Interest income	3,688
Net loss to December 31, 2009, being the
deficit accumulated during the exploration stage	$(5,266,206)

  Consolidated summarized statement of cash flows – U.S. GAAP
  For the period from the commencement of exploration activities to December 31, 2009

Opening cash balance	$0
Cash flows used in operating activities	(4,552,882)
Cash flows provided from investing activities	(4,366)
Cash flows provided by financing activities	6,093,414
Cash, December 31, 2009	$1,536,166

(e)	Stock-Based Compensation

As of December 31, 2009, there was CDN $1,693,783 of unrecognized stock-based compensation cost related to 2,635,000 non-vested stock options.  The cost is expected to be recognized over a weighted average period of approximately 14.5 months.

The total intrinsic value of options exercised in 2009 was $nil, respectively.  The aggregate intrinsic value of outstanding and exercisable stock options was $nil at December 31, 2009.

The total fair value of shares vested was $nil during the year ended December 31, 2009.

Cash received on exercise of stock options during the year ended December 31, 2009, was $nil.

The number of outstanding options excluded from the diluted loss per share calculation as these would be anti-dilutive, for the year ending December 31, 2009 was nil.

Loncor Resources Inc.
Supplementary Note
Item 18 Reconciliation to
United States Generally Accepted Accounting Principles
(Expressed in U.S. dollars)
(unaudited)
Years ended December 31, 2009 and 2008

(f)	Current Assets

Balance Sheet

For Canadian GAAP purposes, the Company combines all accounts receivables and prepaid expenses on the consolidated balance sheet.  The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality, and requires that prepaid expenses be presented separately on the balance sheet.  The presentation of receivables and other current assets as required by U.S. GAAP at December 31, 2009 and December 31, 2008 are as follows:

	December 31, 2009	December 31, 2008

Advances receivable	$2,798	$-
Prepaid expenses	98,663	3,182
Total accounts receivable and prepaid expenses	$101,461	$3,182

Statement of Cash Flows

Cash flows from receivables and other current assets are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital.  The detailed cash flows are as follows:

	December 31, 2009	December 31, 2008

(Increase) decrease in advances receivable	$(2,798)	$2,139
Increase in prepaid expenses	(95,481)	-
	$(98,279)	$2,139

(g)	Current Liabilities

Balance Sheet

For Canadian GAAP purposes, the Company combines accounts payable and accrued liabilities on the consolidated balance sheet.  The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality.  The presentation of current payables and other current liabilities as required by U.S. GAAP at December 31, 2009 and December 31, 2008 is as follows:

Loncor Resources Inc.
Supplementary Note
Item 18 Reconciliation to
United States Generally Accepted Accounting Principles
(Expressed in U.S. dollars)
(unaudited)
Years ended December 31, 2009 and 2008

	December 31, 2009	December 31, 2008

Other payables	$44,776	$409,979
Accrued liabilities	47,575	32,840
Total accounts payables and accrued liabilities	$92,351	$442,819

Statement of Cash Flows

Cash flows from payables and accrued liabilities and other current liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital.  The detailed cash flows are as follows:

	December 31, 2009	December 31, 2008

(Decrease)/increase in other payables	$(365,203)	$142,739
Increase/(decrease) in accrued liabilities	14,735	32,840
	$(350,468)	$175,579

(h)	Lease Commitments

Rent expense for the years ended December 31, 2009 and 2008 was $nil and $5,657, respectively.

(i)	Financial Instruments and Risk Management

Currency Risk – The Company is exposed to currency risk on its financial assets and liabilities denominated on other than United States.  The Company incurs a significant amount of its operating costs in Canadian dollars.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.

The carrying amount of financial assets represents the maximum credit exposure.  As at December 31, 2009 and 2008, the Company’s gross credit exposure is as follows:

	December 31, 2009	December 31, 2008

Cash	1,536,166	1,606,445
Advances receivable	2.798	3,182
Advances to related parties	-	20,363
	$1,538,964	$1,629,990

Loncor Resources Inc.
Supplementary Note
Item 18 Reconciliation to
United States Generally Accepted Accounting Principles
(Expressed in U.S. dollars)
(unaudited)
Years ended December 31, 2009 and 2008

(j)	Income Tax

The Company’s subsidiary in the Democratic Republic of the Congo have no taxable income.  Under U.S. GAAP, exploration expenditures are deducted from income; and they will be deductible for tax purposes in future periods.  Based on the expected rate of 30%, the deferred tax assets of approximately $299,000 and $1,187,000 for 2009 and 2008 respectively have been reduced to nil by a corresponding valuation allowance.

(k)	Income Statement

Under U.S. GAAP, interest and bank charges must be disclosed in the income statement as part of non-operating losses.